ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 7, 2025	Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Eileen Smiley

Re:	DoubleLine ETF Trust (the “Registrant”) with respect to DoubleLine Securitized Credit ETF (the “Fund”), File Nos. 333-260030 and 811-23746

Dear Ms. Smiley:

This letter is being filed to respond to the telephonic comments received from you on September 30, 2025, regarding the staff of the Securities and Exchange Commission’s (the “Staff”) review of Post-Effective Amendment No. 14 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission on August 29, 2025. The Staff’s comments are summarized herein to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 15 to the Registration Statement, which the Registrant expects to be filed on or about November 12, 2025. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

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Prospectus

1.

Comment: Regarding the Expense Example, please explain supplementally to the Staff whether the Fund is using the Predecessor Fund as the accounting survivor. If so, please include the expenses of the Fund for all the time periods.

Response: The Registrant confirms that the Predecessor Fund will be the accounting survivor upon completion of the proposed Reorganization and will update the expense example based on the Predecessor Fund’s information for all the required time periods.

2.

Comment: The Staff notes that a supplement was filed for DoubleLine Securitized Credit Fund (formerly, DoubleLine Income Fund) (the “Mutual Fund”) discussing changes to the Mutual Fund’s name and principal strategies. Please confirm that any relevant changes are reflected in the Registration Statement.

Response: The Registrant confirms that all relevant changes are reflected in the Registration Statement.

3.

Comment: The Staff notes the following disclosure in the fourth paragraph on page 4: “The Adviser may seek to manage the dollar-weighted average effective duration of the Fund’s portfolio through the use of derivatives and other instruments . . .” Please confirm that the strategy to manage dollar-weighted average effective duration and the derivatives instruments to be used are the only derivatives that the Fund will use as a principal strategy. If not, if the Fund will invest in other derivatives as a principal strategy, please describe the instruments and strategies in more detail.

Response: The Registrant has reviewed the Fund’s principal investment strategies disclosure and confirms it summarizes the Fund’s principal investment strategies, including with respect to the use of derivatives instruments, as required by Items 4 and 9 of Form N-1A.

Statement of Additional Information

4.

Comment: The Staff notes the following disclosure in the second paragraph under “Additional Information Pertaining to the Fund’s Fundamental Policies:” “There is no limit on the Fund’s ability to invest in any group of industries, and the Fund may invest in groups of industries to the extent deemed advisable by the Adviser.” Please reconcile this disclosure with Fundamental Investment Restriction #7, as this disclosure appears to be in conflict with Fundamental Investment Restriction #7.

Response: The Registrant respectfully notes that the above-mentioned language reflects that the Fund’s policy regarding industry concentration does not prevent it from investing across a wide variety of issuers from a number of different industries without concentrating in any one industry and declines to make changes in response to this comment.

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Please do not hesitate to contact me at (617) 235-4614 if you have any comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Michelle Huynh
Michelle Huynh

cc:	Ronald R. Redell
Carolyn Liu-Hartman, Esq.
Jeremy C. Smith, Esq.
Jonathan Upchurch, Esq.